

June 4, 2012

Via E-mail
Mr. Gregory C. Case
President and Chief Executive Officer
Aon Corporation
200 E. Randolph Street
Chicago, IL 60601

**Re:** **Aon Corporation**
**Form 10-K for the Fiscal Year Ended December 31, 2011**
**Filed February 24, 2012**
**File No. 001-07933**

Dear Mr. Case:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors

We rely on complex information technology systems and networks …, page 19

1. In response to our prior comment 2, you state that you have experienced cybersecurity breaches, consisting of computer viruses and similar information technology violations. In future filings, beginning with your next Form 10-Q, please state that fact in order to provide the proper context.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with any questions on.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director